575 Madison Avenue
New York, NY 10022-2585
212.940.8800 tel
212.940.8776 fax

GREGORY E. XETHALIS
gregory.xethalis@kattenlaw.com
212.940.8587 direct
212.894.5578 fax

November 30, 2010

VIA EDGAR

Securities and Exchange Commission
Washington, D.C. 20549

Supplemental Correspondence Relating to
Pre-Effective Amendment No. 2 to Registration on Form S-1
ETFS White Metals Basket Trust
Registration No.: 333-167166

Dear Ladies and Gentlemen:

      On behalf of ETF Securities USA LLC (the “Sponsor”), our client and the sponsor of the ETFS White Metals Basket Trust (the “Trust”), we are submitting this supplemental correspondence in connection with the filing of pre-effective Amendment No. 2 (the “Amendment”) to the Trust’s registration statement on Form S-1 (the “Registration Statement”) concerning the registration of the ETFS Physical WM Basket Shares under the Securities Act of 1933 (the “Securities Act”).

      Enclosed with this correspondence are (i) a copy of the Amendment that has been marked to show changes as against Pre-Effective Amendment No. 1 the Registration Statement (filed on November 19, 2010) and (ii) a copy of the Marketing Agent Agreement (Exhibit 10.4) marked to show changes as against the form of exhibit filed with Pre-Effective Amendment No. 1. The remaining exhibits changed only in the filling in of blanks in such forms so as to finalize the execution copies and contain no other changes.

      Please do not hesitate to contact Peter Shea at (212) 940-6447 or me at (212) 940-8587 if you have any questions or comments with respect to the foregoing or the Amendment.

Very truly yours,

/s/ Gregory E. Xethalis
Gregory E. Xethalis

cc (w/enclosures):	Mr. H. Roger Schwall
Ms. Anne Nguyen Parker
Mr. Kevin Dougherty
Mr. Graham Tuckwell
Mr. Tom Quigley
Mr. Peter Shea